Kevin Kelley Direct: +1 212.351.4022 Fax: +1 212.351.5322 KKelley@gibsondunn.com

May 21, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds—Assistant Director

Re:	Comment Letter dated April 16, 2013
Ambev S.A.
Form F-4
Confidentially Submitted on March 20, 2013
File: 377-00131

By letter, dated April 16, 2013 (the “Comment Letter”), the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) issued comments to the draft registration statement on Form F-4 (the “Form F-4”) confidentially submitted to the Commission by Ambev S.A. (hereinafter referred to as “Newbev” or the “Company”) on March 20, 2013.

On behalf of Newbev, the issuer, and Companhia de Bebidas das Américas – Ambev (“Ambev” and, together with Newbev, the “Companies”), the target company of the stock swap merger described in the Form F-4 (the “Stock Swap Merger” or the “Transaction”), we provide the Companies’ responses below to the comments contained in the Comment Letter. For your convenience, we have reproduced below in bold each of the Staff’s comments and have provided the respective response immediately following each comment.

General

1.	We note that you have a number of exhibits yet to be submitted with your confidential draft registration statement. Please note that we will need sufficient time to review them and that we may have additional comments based upon these exhibits once submitted.

RESPONSE:

All exhibits have now been provided with this first live filing of the Form F-4 that has been concurrently made with the submission of this correspondence.

In addition, we note that a number of exhibits included in Newbev’s confidential submission of March 2013 have been excluded for this filing given that, upon further review and careful consideration by Ambev, they were deemed by Ambev to no longer be material. The exhibits that are no longer part of the Form F-4 are exhibits 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15 and 10.16.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

2.	Please explain supplementally how you determined that InBev Corporate Holdings Inc. is the registrant, instead of Ambev S.A., which will be issuing the securities.

RESPONSE:

InBev Corporate Holdings Inc. is the same corporate entity as Ambev S.A., and the Staff is correct that this is the corporate entity that will issue the securities in the Stock Swap Merger. By resolution at a shareholders’ meeting on March 1, 2013, the Company changed its name to Ambev S.A. from InBev Participações Societárias S.A. (which, for purposes of setting up the Company’s Edgar website, was translated literally into English as InBev Corporate Holdings Inc.). Since this name change occurred after the establishment of the Company’s Edgar website and before the confidential submission of the Form F-4, the name change had not yet been rolled over on the Company’s Edgar website at the time of the confidential submission of the Form F-4. However, with the filing of three Rule 425 notices by Newbev on May 13, 2013, the Company’s name on its Edgar website with the Commission has already been updated to reflect its name change to Ambev S.A.

3.	We note that you have used both the term Ambev S.A. and Newbev to refer to the same entity. Please consider using a consistent term throughout the prospectus to prevent confusion.

RESPONSE:

In response to the Staff’s comment, we have made the applicable revisions throughout the Form F-4, so that, after Ambev S.A. is defined as “Newbev” in the Form F-4, the front pages of the document will only refer to this entity as Newbev.

Prospectus Cover Page

4.	Please revise to clearly reflect the total amount of common stock that is being registered to be issued in the stock swap merger.

RESPONSE:

In response to the Staff’s comment, the cover page of the Form F-4’s prospectus has been revised, as follows, to reflect the total amount of shares of Newbev common stock to be issued in the Stock Swap Merger that is being registered under the Securities Act of 1933:

“Based on the Stock Swap Merger’s exchange ratio and the number of Ambev common and preferred shares subject to exchange in the transaction on May 8, 2013, and assuming no exercise of appraisal rights, Newbev will issue 5,967,034,980 new common shares (including in the form of ADSs), of which 1,873,494,770, or 31.4%, have been registered pursuant to the registration statement of which this prospectus forms a part, as they will be issued in respect of Ambev shares underlying Ambev ADSs or held directly on the BM&FBOVESPA by U.S. residents, in each case as of that date.”

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Cautionary Statement Regarding Forward-Looking Statements, page vi

5.	We note on your statement that the prospectus includes forward looking statements within the meaning of Section 27A of the US Securities Act of 1933. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by an issuer that, at the time the statement is made, is not subject to the reporting requirements of Section 13(a) of 15(d) of the Exchange Act. Please either:

•	delete any references to the Private Securities Litigation Reform Act; or

•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

RESPONSE:

In response to the Staff’s comment, we have revised the Form F-4 to make clear that the safe harbor of the Private Securities Litigation Reform Act applies only to Ambev information (the current NYSE-listed company) that has been supplied to Newbev by Ambev.

Questions and Answers, page 1

What are the reasons for the Stock Swap Merger, page 1

6.	Please briefly describe here how the stock swap merger will improve trading liquidity, enhance corporate governance standards and increase flexibility for capital structure management.

RESPONSE:

As my colleague Fernando Almeida discussed with Mr. Ronald E. Alper of the Staff on April 22, 2013, the expected benefits of the Stock Swap Merger (e.g., increase in trading liquidity, enhancement of corporate governance standards and increase in flexibility for capital structure management), and how it is anticipated that this Transaction will give rise to these benefits, have been described in more detail in other sections of the Form F-4, namely “Purposes of and Reasons for the Stock Swap Merger” appearing in its Part Two (Summary) and Part Five (The Stock Swap Merger), where the terms of the Transaction are analyzed more thoroughly.

For purposes of the Q&A section of the Form F-4, the intention was to provide a shorter summary of the expected benefits of the Transaction, so as not to lose the reader’s attention in this important section of the document.

As discussed with Mr. Alper, to address the Staff’s comment on this point we have revised the Q&A section by adding in the third Q&A a cross-reference to Part Five of the Form F-4, where the referred benefits are discussed in more detail.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Part Two: Summary, page 12

The Companies, page 12

Business Strategy, page 13

7.	Please explain here and on page 45 why you expect that your shares will have a greater participation in certain stock indices.

RESPONSE:

The capital stock of Ambev, the current NYSE-listed company, is divided into two classes comprised of non-voting preferred shares and voting common shares, the latter of which account for 56.1% of Ambev’s capital stock. Currently, Ambev’s preferred shares are significantly more liquid than its common shares, particularly as Ambev’s controlling shareholders hold about 91.1% of Ambev’s common shares with the remaining 8.9% being free float common shares. Meanwhile, approximately 54.8% of Ambev’s preferred shares are free float preferred shares, while the remaining 45.2% of those preferred shares are held by Ambev’s controlling shareholders though they are not subject to the Ambev Shareholders’ Agreement and, therefore, may be sold by those shareholders at any time. Therefore, because ownership in Ambev’s preferred shares is more dispersed than ownership in Ambev’s common shares, which account for a majority of Ambev’s capital stock, the trading volume in the former is substantially greater than that of the latter, which explains why Ambev’s preferred shares are part of the IBOVESPA Index of the São Paulo Stock Exchange and its common shares are not.

As a consequence of the Stock Swap Merger, Newbev, as the resulting listed entity, will have only one share class comprised exclusively of voting common stock, of which the parties to Newbev’s shareholders’ agreement will hold about 71.5% (with approximately 61.9% to be indirectly held by ABI and approximately 9.6% by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência). As the remaining Newbev shares will represent a single class of free float common stock, it is expected that their trading volume as a whole will increase (as compared to the current scenario with Ambev).

Because the weight of a stock on the IBOVESPA Index is a function of its trading volume, we expect that the weight of Newbev’s common shares on that stock index will be greater than that of Ambev’s preferred shares to the extent that the expected trading volume in Newbev’s common shares will be greater than that of the Ambev preferred shares.

In response to the Staff’s comments, we have revised the Form F-4 to clarify these concepts.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Pro forma Earnings per Share, page 28

8.	In order to provide an investor better understanding of the impact of the various transactions, please revise to present the pro forma effect of the contribution and the stock swap merger in a columnar format showing the historical results, pro forma adjustments and the pro forma results as required by Article 11 of Regulation S-X

RESPONSE:

The Predecessor combined financial statements of Newbev reflect the combined interests of all of the equity holdings of Anheuser-Busch InBev N.V./S.A. (“ABI”) in Ambev as well as ABI’s 100% equity interest in Newbev using the carrying amounts as reflected in ABI’s consolidated financial statements, including purchase accounting adjustments recognized by ABI upon obtaining control of Ambev through ABI’s acquisition of Ambev in 2004. Accordingly, these Newbev Predecessor combined financial statements already reflect the interest that Newbev will have in Ambev after the Contribution using the predecessor value method.

After the Contribution, the Newbev Predecessor combined financial statements will become the historical consolidated financial statements of Newbev after having reflected the amounts shown as pro forma earnings per share as historical earnings per share amounts. Accordingly, there is no need to show a pro forma income statement as per Article 11 of Regulation S-X, given that the Predecessor income statements presented reflect what the historical results of Newbev will be after the Contribution.

In response to the Staff’s comment, we have revised the pro forma earnings per share information in the Form F-4 to disclose the earnings per share amounts that will become the historical earnings per share of Newbev after the Contribution.

In addition we have included other per share data as required by Item 3(f) of Form F-4.

Therefore, text on per share information appearing on pages 38, 39 and 40 of the revised Form F-4 has been revised as follows:

“After the transfer of ABI’s equity interests in Ambev to Newbev in the Contribution in exchange for newly issued Newbev common shares, the Newbev Predecessor combined financial statements will become the historical consolidated financial statements of Newbev, except that the number of shares that ABI will hold in Newbev immediately after the Contribution will be retroactively reflected in historical earnings per share. The following table sets forth certain unaudited pro forma earnings per share for each of the years ended December 31, 2012, 2011 and 2010 for Newbev on a predecessor basis. These pro forma earnings per share amounts will become the historical earnings per share amounts of Newbev after the Contribution occurs.

The pro forma number of shares below is the approximate number of common shares that Newbev will have outstanding after the Contribution and at that point Newbev will be 100% owned by ABI through IIBV and AmBrew.

Such shares will have no par value and will be issued for a total amount equivalent to the foreign capital investment amount that IIBV and AmBrew hold in Ambev at the date of the Contribution, as registered with the Central Bank. The Contribution and concurrent reverse stock-split to be undertaken by Ambev will result in a total number of 9,692,347,795 shares of Newbev common stock being outstanding (for further information on the reverse stock-split, see “—The Contribution”).

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

The historical financial information for Newbev on a predecessor basis and Ambev has been prepared under IFRS. The information that follows should be read together with the audited Newbev Predecessor combined financial statements included elsewhere in this prospectus.

Pro Forma Earnings Per Share

	Year Ended December 31,
	2012	2011	2010
	(in R$ million, except as indicated otherwise)
Net income attributable to equity holders of Newbev	6,400.2	5,212.2	4,516.2
Approximate number of shares of Newbev outstanding after the Contribution and the Stock Swap Merger (thousand shares)	9,692,348	9,692,348	9,692,348
Basic earnings per share (in R$)	0.66	0.54	0.47
Diluted earnings per share (in R$)	0.66	0.54	0.47

In addition, we have disclosed in the tables set forth below Newbev’s pro forma net income per share, book value per share and dividends per share for the year ended December 31, 2012, which gives pro forma effect to the Stock Swap Merger.

Pro Forma Net Income per Share Giving Effect to the Stock Swap Merger for the Year Ended December 31, 2012

	Pro Forma Net Income per Share After the Contribution	Pro Forma Adjustments for the Stock Swap Merger(1)	Pro Forma Net Income per Share After the Stock Swap Merger
	(in R$ million, except as indicated otherwise)
Predecessor Newbev net income attributable to equity holders of Newbev	6,400.2	4,008.4	10,408.6
Approximate number of shares of Newbev as a result of the Contribution and the Stock Swap Merger (thousand shares)	9,692,348	5,967,063	15,659,411
Pro forma net income per common share (in R$)	0.66	—	0.66

(1)	Majority owners’ net income is adjusted to include the non-controlling interest net income in relation to Ambev.

Pro Forma Book Value Per Share Giving Effect to the Stock Swap Merger as of December 31, 2012

	Pro Forma Book Value Per Share After the Contribution	Pro Forma Adjustments for the Stock Swap Merger(1)	Pro Forma Book Value Per Share After the Stock Swap Merger
	(in R$ million, except as indicated otherwise)
Book value attributable to equity holders of Newbev	25,198.6	11,010.3	36,208.9
Approximate number of shares of Newbev as a result of the Contribution and the Stock Swap Merger (thousand shares)	9,692,348	5,967,063	15,659,411
Pro forma book value per share (in R$)	2.60	(0.29)	2.31

(1)	Majority owners’ book value is adjusted to include the non-controlling interest book value in relation to Ambev.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Pro Forma Cash Dividends Per Share Giving Effect to the Stock Swap Merger for the Year Ended December 31, 2012

	Pro Forma Cash Dividends Per Share After the Contribution(1)	Pro Forma Adjustments for the Stock Swap Merger(2)	Pro Forma Cash Dividends Per Share After the Stock Swap Merger
	(in R$ million, except as indicated otherwise)
Cash dividends attributable to equity holders of Newbev	4,945.1	3,073.2	8,018.3
Approximate number of shares of Newbev as a result of the Contribution and the Stock Swap Merger (thousand shares)	9,692,348	5,967,063	15,659,411
Pro forma cash dividends per share (in R$)	0.51	—	0.51

(1)	Pro forma cash dividends per share after the Contribution have been determined by considering the total cash dividends paid by Newbev and Ambev to ABI, which are considered to be the dividends received by ABI from the Newbev Predecessor, divided by the number of Newbev common shares held by ABI immediately after the Contribution.
(2)	Majority owners’ cash dividends is adjusted to include the non-controlling interest cash dividends in relation to Ambev.

In addition, we have disclosed in the table set forth below (1) the pro forma net income and book value per share of the Newbev Predecessor common stock after the Contribution in comparison to the pro forma net income and book value per share after giving effect to the proposed Stock Swap Merger, (2) the historical net income and book value per share of Ambev’s common stock and preferred stock in comparison to the equivalent pro forma net income and book value per share attributable to five shares of Newbev common stock that will be issued in exchange for each Ambev common or preferred share surrendered, (3) the pro forma cash dividends per share of the Newbev Predecessor common stock after the Contribution in comparison to the pro forma Newbev Predecessor dividends per share after giving effect to the proposed Stock Swap Merger, and (4) the actual cash dividends per share of Ambev common stock and preferred stock in comparison to the equivalent pro forma cash dividends paid on each share of Newbev Predecessor common stock after giving effect to the proposed Stock Swap Merger.

	Newbev		Ambev
	Pro Forma Newbev After the Contribution (1)	Pro Forma Newbev After the Stock Swap Merger (2)	Historical	Equivalent Pro Forma(2)
	(in R$)
Net Income:
Net income per common share	0.66	0.66	3.22	3.32
Net income per preferred share	—	—	3.55	3.32

Book Value:
Book value per common share	2.60	2.31	9.24	11.56
Book value per preferred share	—	—	9.24	11.56

Dividends:
Cash dividends per common share	0.51	0.51	2.44	2.56
Cash dividends per preferred share	—	—	2.69	2.56

(1)	Amounts will become the historical per share data of Newbev after the Contribution.
(2)	Pro forma amounts of Newbev after the Contribution multiplied by the Stock Swap Merger’s exchange ratio of five new Newbev common shares issued in exchange for each Ambev common or preferred share surrendered.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Part Three: Risk Factors, page 30

9.	Please remove the reference to general investment risks in the first paragraph. The risk factors section should disclose all material, known risks.

RESPONSE:

In response to the Staff’s comment, we have revised the Form F-4 to remove the reference to general investment risks in the first paragraph of Part Three (Risk Factors) of the document.

Foreign holders of Newbev ADSs may face difficulties, page 36

10.	Please revise to make clear the “certain conditions” referenced in the last sentence. Also, state whether a treaty exists between the U.S. and Brazil.

RESPONSE:

The conditions that must be met for foreign awards to be enforced in Brazil are detailed in Part Seven (Additional Information for Shareholders—Enforceability of Civil Liabilities Under U.S. Securities Laws) of the Form F-4.

As there are several such conditions and to avoid unnecessarily expanding the text of the referred risk factor, we have, in response to the Staff’s comment, included a cross-reference at the end of this risk factor to Part Seven of the Form F-4, as well as a statement clarifying that Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a court in the United States.

Part Five: The Stock Swap Merger, page 43

11.	Please incorporate by reference the acquisition agreement into the prospectus, as required by Item 4(c) of Form S-4.

RESPONSE:

As my colleague Fernando Almeida discussed with Mr. Ronald E. Alper of the Staff on April 16, 2013, the only agreement for the Stock Swap Merger will be the Protocol and Instrument of Justification of the Stock Swap Merger (Protocolo e Justificação de Incorporação de Ações), which will be filed as Exhibit 2.1 to the Form F-4 and included as an annex to the prospectus, thereby satisfying the requirement of Item 4(c) of the Commission’s Form F-4 to incorporate the acquisition agreement by reference.

Tax Considerations, page 61

12.	Please remove the reference to “principal” federal income and Brazilian tax consequences. See Section III.C.1 of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, we have revised the Form F-4 to replace the adjective “principal” with “material” when describing the U.S. federal income and Brazilian tax consequences of the Stock Swap Merger, as permitted in Section III.C.1 of Staff Legal Bulletin No. 19.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Part Six: Shareholder Rights

Description of Newbev Capital Stock, page 90

13.	Please include discussion of any procedures and timelines by which your board may make calls on shareholders and shares may be forfeited for outstanding taxes or fees.

RESPONSE:

As my colleague Fernando Almeida discussed with Mr. Cory Jennings of the Staff on April 22, 2013, the Form F-4 has been revised in response to the Staff’s comment to explain the circumstances pursuant to the Brazilian Corporation Law under which subscribed but unpaid shares in a Brazilian corporation may be sold by the corporation on a stock exchange or forfeited by shareholders, as a result of their failure to fully pay in those shares within the applicable timeframe. This discussion has been included on pages 146 and 147 of the revised Form F-4 as follows:

“Pursuant to the Brazilian Corporation Law, Newbev is allowed to sell in the open market any Newbev common shares that have been subscribed but not paid in full within the applicable deadline set forth in the company’s bylaws or the applicable subscription bulletin under which those shares were issued. If an open market sale is impractical, any subscribed but unpaid Newbev common shares may be forfeited.”

Fees and Expenses, page 103

14.	Please ensure that your disclosure here is consistent with that elsewhere in your document. We note, for example, that you include stamp duty and other taxes under this heading that you say are non-applicable in Brazil on page 71.

RESPONSE:

In response to the Staff’s comment, we have revised the Form F-4 in the applicable places to clarify that “stamp duties and other taxes” are not currently applicable in Brazil. Where this topic is discussed on page 103 of the Form F-4 that was confidentially submitted to the Commission, the referenced disclosure was describing a provision in Newbev’s Deposit Agreement that entitles the depositary to request ADS holders to reimburse it for stamp duties and other taxes insofar as they become applicable in the future and the depositary has to pay them on behalf of those holders.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Pre-release of ADSs, page 105

15.	Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Please also make clear how and to what extent the depositary may disregard this limit at any time. Additionally, consider including discussion of the U.S. Treasury’s concerns about pre-release transactions in your “Taxation” section as necessary so investors may know the risks involved or possible tax consequences associated with pre-release transactions and the extent that such risks may be applicable to them in this transaction.

RESPONSE:

In response to the Staff’s comment, we have revised the Form F-4 to clarify the limit of ADSs that may be outstanding at any time, and how and to what extent the depositary may disregard those limits. This new disclosure was included on page 166 of the revised Form F-4 as follows:

“The Depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to no more than 30% of the total ADSs outstanding. However, the Depositary may disregard that limit from time to time as it deems appropriate. For example, a large cancellation of ADSs at a time when pre-releases are outstanding could cause the percentage of pre-released ADSs to temporarily exceed 30%. Though it is possible that this 30% limit may be exceeded from time to time, it is neither typical nor the intention of the ADS program for such limit to be significantly exceeded for an extended period of time.”

In addition, we have also revised the U.S. tax disclosure on page 111 of the revised Form F-4 in order to discuss the U.S. Treasury’s concerns about pre-release transactions, as follows:

“However, the U.S. Treasury has in the past expressed concerns that parties through whom ADSs are pre-released may be taking actions (such as a disposition of underlying securities) that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax discussed below applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in”—Ownership and Disposition of Newbev Common Shares or Newbev ADSs —Taxation of Dividends—U.S. Holders” below, could be affected by actions taken by parties through whom the ADSs are released.”

Consolidated Financial Statements of InBev Participações Societárias S.A., page F-3 General

16.	We note your name was changed from InBev Participações Societárias S.A. to Ambev S.A. on March 1, 2013. As such, please either change the name of the financial statements to Ambev S.A. or clearly indicate in Note 1 to the financial statements that the name has changed.

RESPONSE:

In response to the Staff request, we have revised the referred financial statements to reflect the name change from InBev Participações Societárias S.A. to Ambev S.A.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Notes to the Consolidated Financial Statements

16. Transition to IFRS page F-23

17.	Please disclose the IFRS effective date used to determine which accounting policies to apply. Please refer to the guidance in IFRS 1, paragraphs 7 and 8.

RESPONSE:

In response to the Staff request, we have revised the disclosure on page F-23 of the revised consolidated financial statements of Newbev as follows:

“The accounting policies set out in note 3 have been determined based on IFRS effective as of December 31, 2012, and have been applied in preparing the financial statements for the year ended December 31, 2012, the comparative information presented in these financial statements for the year ended December 31, 2011 and in the preparation of an opening IFRS balance sheet at January 1, 2011 (the Company’s date of transition).”

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev

18.	We note you present financial statements of ABI’s interests in Ambev S.A. and Ambev and label them as predecessor financial statements. Please explain why you have designated such financial statements as predecessor financial statements given that the contribution has not occurred. Please advise or revise.

RESPONSE:

The financial statements of the combined interests of ABI in Newbev and Ambev, as reflected in ABI’s consolidated financial statements, are included as the Predecessor combined financial statements.

Upon the transfer by ABI’s controlled subsidiaries (Interbrew International B.V. and AmBrew S.A.) of their interests in Ambev to Newbev, the financial statements of the predecessor will become the historical consolidated financial statements of the issuer, Newbev.

We believe it is common practice as articulated in the Division of Corporation Finance’s Financial Reporting Manual (FRM) 1170.1 and 1170.2 to present the financial statements of the predecessor, before the succession takes place. The revised Form F-4 explains on page F-33 that the financial statements of the predecessor will become the historical consolidated financial statements of Newbev upon the contribution of ABI’s interests in Ambev to Newbev, except that the pro forma earnings per share will become the historical earnings per share.

19.	On a post transaction basis it appears your disclosure on page F-33 states that you believe your predecessor financial statements would be the combined financial statements of ABI’s interests in Ambev S.A. and Ambev. Tell us why you believe the presentation of historical financial statements on a combined basis is appropriate versus consolidated and provide the authoritative literature to supporting your position.

RESPONSE:

On a post-transaction basis, the Predecessor combined financial statements will be referred to as consolidated financial statements, and there will be no change in basis or presentation in the post-transaction period compared to that of the Predecessor combined financial statements. Therefore, in response to the Staff’s comment we have revised page F-33 of the revised Form F-4 to clarify this fact as follows:

“These combined financial statements are referred to as the Predecessor financial statements, as such financial statements will become the historical consolidated financial statements of Ambev S.A. (the “Company”) after the Contribution, after giving retroactive effect in earnings per share to the number of shares outstanding of the Company, immediately after the Contribution.”

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

20.	We note you have accounted for the contribution as a combination of entities under common control and included certain purchase accounting adjustments to reflect ABI’s accounting basis in the combined presentation of ABI’s interests in Ambev S.A. and Ambev. Please disclose your accounting policy for combination of entities and common control. In areas that are not addressed by IFRS, consistent with IAS 1 and IAS 8, provide full and transparent disclosure in the financial statements and operating and financial review and prospects disclosure the accounting policies selected and the effects of those policies on the IFRS financial statements.

RESPONSE:

In response to the Staff’s comment, we included disclosure on our accounting policy for combination of entities under common control on page F-34 of the Predecessor combined financial statements as follows:

“The eventual transfer to Ambev S.A. of Ambev’s shares, currently owned by ABI, through its wholly own subsidiaries IIBV and AmBrew, will be a combination of entities under common control. The Company will account for the Contribution using the predecessor value method. Under this method the book values used to record assets and liabilities will be those in the consolidated financial statements of ABI, the ultimate parent or the highest level of common control where consolidated financial statements are prepared (ABI accounting basis).”

In addition, please clarify the following for us:

•

Considering ABI’s ownership interests in Ambev and existence of significant non-controlling interests, tell us how recognition of ABI’s accounting basis and related purchase accounting adjustments are appropriate.

RESPONSE:

The application of the predecessor values method will result in retroactive accounting for the transfer between entities under common control (the transfer by ABI of Ambev to Newbev) reflecting the accounting basis of the ultimate parent, ABI, including the purchase accounting adjustments recognized by ABI upon obtaining control of Ambev through its acquisition in 2004. The numbers of the highest level of common control are usually used in predecessor accounting. It is worth noting that this is not just a capital reorganization of Ambev shares but a change in the consolidation level of the reporting entity.

After the Contribution, the Predecessor consolidated financial statements will reflect the carrying amounts of assets and liabilities of Ambev from the consolidated financial statements of ABI, which is the highest entity that has common control for which consolidated financial statements are prepared. As the transaction is under the common control of ABI, the ultimate controlling parent, the amounts represent restructuring of the ABI subsidiaries and the ABI accounting basis does not change. Thus, it is considered the most appropriate in these circumstances. These amounts of assets and liabilities in ABI’s books include goodwill and other purchase accounting adjustments recorded at ABI’s consolidated level in respect to Ambev as described in note 1 to the Predecessor combined financial statements.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

•	Tell us (a) why ABI’s accounting basis is different from the existing carrying value, thus requiring purchase accounting adjustments and (b) how the differences arose.

RESPONSE:

(a)	ABI’s accounting basis is different from the carrying values of Ambev, as Ambev’s stand-alone consolidated financial statements do not reflect the purchase accounting adjustments recognized by ABI upon the acquisition of Ambev in 2004. These adjustments have not been pushed down to the consolidated financial statements of Ambev under IFRS, as IFRS does not permit push down accounting.

(b)	Consistent with the disclosure in note 1 on pages F-33 and F-34 of the revised Predecessor financial combined statements, these differences arose due to the purchase accounting adjustments recognized by ABI in relation to differences between the carrying value and fair value of Ambev’s assets and liabilities (which have not yet been realized), related deferred tax impact and resulting goodwill on acquisition of Ambev by ABI.

•	Provide us with detail of each of these adjustments.

RESPONSE:

Details on these adjustments can be found in note 1 and the revised note 4 to the Predecessor combined financial statements.

•	Show us how the accounting for the contribution and the related purchase accounting adjustments are appropriate. Provide us the specific accounting literature that supports your accounting position.

RESPONSE:

There is no guidance in IFRS on the accounting treatment for combinations among entities under common control. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, requires management to develop a policy that is relevant to the decision-making needs of users and that such policy be reliable, if there is no specifically applicable standard or interpretation under IFRS. In doing so, we have considered the pronouncements of other standard-setting bodies that use a similar conceptual framework to the IASB’s that do not conflict with the IASB’s source of guidance.

As a result we believe that the application of the predecessor values method or predecessor accounting using the ultimate parent basis is appropriate to account for the Contribution, as this accounting treatment is in line with other GAAP, such as U.S. GAAP, which permit predecessor accounting basis to be used for common control transactions.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

4. Segment reporting, page F-60

21.	We note the segment disclosures presented here are not consistent with the financial information presented on page F-26. Please revise or advise.

RESPONSE:

In response to the Staff comment, we have revised the segment disclosures on pages F-57 to F-61 as follows:

“

(a) Reportable segments:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
	(Expressed in million of Brazilian Reais)
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	126.20	120.30	120.10	34.30	34.60	33.90	9.40	10.10	11.20	169.90	165.00	165.20
Net sales	22,313.3	19,132.4	17,710.5	5,886.9	4,488.9	3,857.2	4,030.8	3,505.4	3,665.6	32,231.0	27,126.7	25,233.3
Cost of sales	(7,120.6)	(6,212.4)	(6,027.1)	(2,196.0)	(1,740.8)	(1,500.2)	(1,145.0)	(1,046.4)	(1,154.9)	(10,461.6)	(8,999.6)	(8,682.2)
Gross profit	15,192.70	12,920.00	11,683.40	3,690.90	2,748.10	2,357.00	2,885.80	2,459.00	2,510.70	21,769.40	18,127.10	16,551.10
Sales and marketing expenses	(5,045.9)	(4,363.4)	(4,254.4)	(1,087.1)	(828.8)	(721.5)	(1,213.4)	(1,058.4)	(1,062.4)	(7,346.4)	(6,250.6)	(6,038.3)
Administrative expenses	(1,215.7)	(915.2)	(936.1)	(190.1)	(149.5)	(139.9)	(143.1)	(118.1)	(128.5)	(1,548.9)	(1,182.8)	(1,204.5)
Other operating income/(expenses)	840.10	771.80	637.10	7.30	2.10	13.90	16.00	9.30	1.50	863.40	783.20	624.70
Normalized income from operations (normalized EBIT)	9,771.20	8,413.20	7,130.00	2,421.00	1,771.90	1,481.70	1,545.30	1,291.80	1,321.30	13,737.50	11,476.90	9,933.00
Special items	(50.4)	35.6	(59.3)	—	(9.2)	(14.1)	—	(3.3)	(77.4)	(50.4)	23.10	150.80
Income from operations (EBIT)	9,720.80	8,448.80	7,070.70	2,421.00	1,762.70	1,467.60	1,545.30	1,288.50	1,243.90	13,687.10	11,500.00	9,782.20
Net finance cost	(697.7)	(279.3)	(172.7)	(111.5)	(99.7)	(97.6)	1.6	(82.3)	(47.5)	(807.6)	461.30	317.80
Share of result of associates	—	—	—	—	0.1	—	0.5	0.4	0.2	0.5	0.50	0.20
Income before income tax	9,023.10	8,169.50	6,898.00	2,309.50	1,663.10	1,370.00	1,547.40	1,206.60	1,196.60	12,880.00	11,039.20	9,464.60
Income tax expense	(1,197.5)	(1,553.4)	(1,395.9)	(661.4)	(480.0)	(406.7)	(478.2)	(421.7)	(201.8)	(2,337.1)	(2,455.1)	(2,004.4)

Net income	7,825.60	6,616.10	5,502.10	1,648.10	1,183.10	963.30	1,069.20	784.90	994.80	10,542.90	8,584.10	7,460.20
Normalized EBITDA	11,235.1	9,624.3	8,434.9	2,752.8	2,059.3	1,764.0	1,689.5	1,455.4	1,508.1	15,677.4	13,139.0	11,707.0
Special items	(50.4)	35.6	(59.3)	—	(9.2)	(14.1)	—	(3.3)	(77.4)	(50.4)	23.1	(150.8)
Depreciation, amortization and impairment	(1,463.9)	(1,211.1)	(1,304.9)	(331.8)	(287.4)	(282.3)	(144.2)	(163.6)	(186.8)	(1,939.9)	(1,662.1)	(1,774.0)
Net finance costs	(697.7)	(279.3)	(172.7)	(111.5)	(99.7)	(97.6)	1.6	(82.3)	(47.5)	(807.6)	(461.3)	(317.8)
Share of results of associates	—	—	—	—	0.1	—	0.5	0.4	0.2	0.5	0.5	0.2
Income tax expense	(1,197.5)	(1,553.4)	(1,395.9)	(661.4)	(480.0)	(406.7)	(478.2)	(421.7)	(201.8)	(2,337.1)	(2,455.1)	(2,004.4)

Net income	7,825.60	6,616.10	5,502.10	1,648.10	1,183.10	963.30	1,069.20	784.90	994.80	10,542.90	8,584.10	7,460.20
Normalized EBITDA margin in %	50.4%	50.3%	47.6%	46.8%	45.9%	45.7%	41.9%	41.5%	41.1%	48.6%	48.4%	46.4%
Acquisition of property, plant and equipment	2,385.2	2,827.5	1,903.3	559.2	396.8	317.9	154.3	139.7	120.6	3,098.7	3,364.1	2,341.8
Additions to / (reversals of) provisions	260.5	136.7	49.1	4.9	1.4	4.4	22.3	18.2	31.2	287.7	156.4	84.7
Full time employee	37,789	33,077	32,097	8,787	8,641	8,040	4,723	4,785	4,787	51,299	46,503	44,924

	2012	2011		2012	2011		2012	2011		2012	2011
Segment assets	19,480.5	13,923.6		7,288.5	5,959.7		17,301.9	17,062.1		44,071.0	36,945.4
Intersegment elimination										(1,884.5)	(1,305.0)
Non-segmented assets										19,646.4	18,187.0

Total assets										61,832.9	53,827.4
Segment liabilities	14,967.6	11,191.7		3,325.6	2,311.8		2,490.5	2,432.1		20,783.6	15,935.6
Intersegment elimination										(1,884.5)	(1,305.0)
Non-segmented liabilities										42,933.8	39,196.8

Total liabilities										61,832.9	53,827.4

(i)	Latin America – North: includes operations in Brazil and HILA-ex: Ecuador, Guatemala, Dominican Republic and Peru.
(ii)	Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

(b) Additional information – by Business unit:

	Latin America - north
(Expressed in million of Brazilian Reais)	Beer			Soft drink			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	91.5	87.0	87.0	34.7	33.4	33.0	126.2	120.4	120.0
Net sales	18,491.8	15,905.1	14,567.7	3,821.5	3,227.3	3,142.8	22,313.3	19,132.4	17,710.5
Cost of sales	(5,395.7)	(4,696.3)	(4,537.4)	(1,724.9)	(1,516.1)	(1,489.7)	(7,120.6)	(6,212.4)	(6,027.1)
Gross profit	13,096.1	11,208.8	10,030.3	2,096.6	1,711.2	1,653.1	15,192.7	12,920.0	11,683.4
Sales and marketing expenses	(4,286.1)	(3,724.2)	(3,627.0)	(759.8)	(639.2)	(627.4)	(5,045.9)	(4,363.4)	(4,254.4)
Administrative expenses	(1,068.9)	(819.8)	(833.0)	(146.8)	(95.4)	(103.1)	(1,215.7)	(915.2)	(936.1)
Other operating income/(expenses)	648.6	604.2	504.0	191.5	167.6	133.1	840.1	771.8	637.1
Normalized income from operations (normalized EBIT)	8,389.7	7,269.0	6,074.3	1,381.5	1,144.2	1,055.7	9,771.2	8,413.2	7,130.0
Special items	(42.2)	26.6	(59.2)	(8.2)	9.0	(0.1)	(50.4)	35.6	(59.3)
Income from operations (EBIT)	8,347.5	7,295.6	6,015.1	1,373.3	1,153.2	1,055.6	9,720.8	8,448.8	7,070.7
Net finance cost	(697.7)	(279.3)	(172.7)	—	—	—	(697.7)	(279.3)	(172.7)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	7,649.8	7,016.3	5,842.4	1,373.3	1,153.2	1,055.6	9,023.1	8,169.5	6,898.0
Income tax expense	(1,197.5)	(1,553.4)	(1,395.9)	—	—	—	(1,197.5)	(1,553.4)	(1,395.9)

Net income	6,452.3	5,462.9	4,446.5	1,373.3	1,153.2	1,055.6	7,825.6	6,616.1	5,502.1
Normalized EBITDA	9,547.0	8,202.7	7,076.2	1,688.1	1,421.6	1,358.7	11,235.1	9,624.3	8,434.9
Special items	(42.2)	26.6	(59.2)	(8.2)	9.0	(0.1)	(50.4)	35.6	(59.3)
Depreciation, amortization and impairment	(1,157.3)	(933.7)	(1,001.9)	(306.6)	(277.4)	(303.0)	(1,463.9)	(1,211.1)	(1,304.9)
Net finance costs	(697.7)	(279.3)	(172.7)	—	—	—	(697.7)	(279.3)	(172.7)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(1,197.5)	(1,553.4)	(1,395.9)	—	—	—	(1,197.5)	(1,553.4)	(1,395.9)

Net income	6,452.3	5,462.9	4,446.5	1,373.3	1,153.2	1,055.6	7,825.6	6,616.1	5,502.1

Normalized EBITDA margin in %	51.6%	51.6%	48.6%	44.2%	44.0%	43.2%	50.4%	50.3%	47.6%

	Brazil
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	86.7	84.6	84.5	30.8	29.4	29.2	117.5	114.0	113.7
Net sales	17,598.2	15,667.5	14,279.3	3,379.6	2,949.4	2,867.3	20,977.8	18,616.9	17,146.6
Cost of sales	(4,965.8)	(4,566.8)	(4,359.3)	(1,444.0)	(1,319.6)	(1,294.9)	(6,409.8)	(5,886.4)	(5,654.2)
Gross profit	12,632.4	11,100.7	9,920.0	1,935.6	1,629.8	1,572.4	14,568.0	12,730.5	11,492.4
Sales and marketing expenses	(4,000.0)	(3,598.9)	(3,464.9)	(615.7)	(541.5)	(530.1)	(4,615.7)	(4,140.4)	(3,995.0)
Administrative expenses	(981.1)	(796.6)	(799.3)	(94.8)	(70.9)	(78.9)	(1,075.9)	(867.5)	(878.2)
Other operating income/(expenses)	650.9	606.2	501.7	185.4	168.8	132.3	836.3	775.0	634.0
Normalized income from operations (normalized EBIT)	8,302.2	7,311.4	6,157.5	1,410.5	1,186.2	1,095.7	9,712.7	8,497.6	7,253.2
Special items	(19.1)	26.6	(59.2)	—	9.0	(0.1)	(19.1)	35.6	(59.3)
Income from operations (EBIT)	8,283.1	7,338.0	6,098.3	1,410.5	1,195.2	1,095.6	9,693.6	8,533.2	7,193.9
Net finance cost	(650.7)	(264.6)	(141.8)	—	—	—	(650.7)	(264.6)	(141.8)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	7,632.4	7,073.4	5,956.5	1,410.5	1,195.2	1,095.6	9,042.9	8,268.6	7,052.1
Income tax expense	(1,161.7)	(1,547.3)	(1,400.9)	—	—	—	(1,161.7)	(1,547.3)	(1,400.9)

Net income	6,470.7	5,526.1	4,555.6	1,410.5	1,195.2	1,095.6	7,881.2	6,721.3	5,651.2
Normalized EBITDA	9,360.0	8,214.5	7,120.1	1,670.2	1,434.3	1,370.5	11,030.2	9,648.8	8,490.6
Special items	(19.1)	26.6	(59.2)	—	9.0	(0.1)	(19.1)	35.6	(59.3)
Depreciation, amortization and impairment	(1,057.8)	(903.1)	(962.6)	(259.7)	(248.1)	(274.8)	(1,317.5)	(1,151.2)	(1,237.4)
Net finance costs	(650.7)	(264.6)	(141.8)	—	—	—	(650.7)	(264.6)	(141.8)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(1,161.7)	(1,547.3)	(1,400.9)	—	—	—	(1,161.7)	(1,547.3)	(1,400.9)

Net income	6,470.7	5,526.1	4,555.6	1,410.5	1,195.2	1,095.6	7,881.2	6,721.3	5,651.2
Normalized EBITDA margin in %	53.2%	52.4%	49.9%	49.4%	48.6%	47.8%	52.6%	51.8%	49.5%

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

	HILA-ex
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	4.8	2.4	2.5	3.9	4.0	3.8	8.7	6.4	6.3
Net sales	893.6	237.6	288.4	441.9	277.9	275.5	1,335.5	515.5	563.9
Cost of sales	(429.9)	(129.5)	(178.1)	(280.9)	(196.5)	(194.8)	(710.8)	(326.0)	(372.9)
Gross profit	463.7	108.1	110.3	161.0	81.4	80.7	624.7	189.5	191.0
Sales and marketing expenses	(286.1)	(125.3)	(162.1)	(144.1)	(97.7)	(97.3)	(430.2)	(223.0)	(259.4)
Administrative expenses	(87.8)	(23.2)	(33.7)	(52.0)	(24.5)	(24.2)	(139.8)	(47.7)	(57.9)
Other operating income/(expenses)	(2.3)	(2.0)	2.3	6.1	(1.2)	0.8	3.8	(3.2)	3.1
Normalized income from operations (normalized EBIT)	87.5	(42.4)	(83.2)	(29.0)	(42.0)	(40.0)	58.5	(84.4)	(123.2)
Special items	(23.1)	—	—	(8.2)	—	—	(31.3)	—	—
Income from operations (EBIT)	64.4	(42.4)	(83.2)	(37.2)	(42.0)	(40.0)	27.2	(84.4)	(123.2)
Net finance cost	(47.0)	(14.7)	(30.9)	—	—	—	(47.0)	(14.7)	(30.9)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	17.4	(57.1)	(114.1)	(37.2)	(42.0)	(40.0)	(19.8)	(99.1)	(154.1)
Income tax expense	(35.8)	(6.1)	5.0	—	—	—	(35.8)	(6.1)	5.0

Net income	(18.4)	(63.2)	(109.1)	(37.2)	(42.0)	(40.0)	(55.6)	(105.2)	(149.1)
Normalized EBITDA	187.0	(11.8)	(43.9)	17.9	(12.7)	(11.8)	204.9	(24.5)	(55.7)
Special items	(23.1)	—	—	(8.2)	—	—	(31.3)	—	—
Depreciation, amortization and impairment	(99.5)	(30.6)	(39.3)	(46.9)	(29.3)	(28.2)	(146.4)	(59.9)	(67.5)
Net finance costs	(47.0)	(14.7)	(30.9)	—	—	—	(47.0)	(14.7)	(30.9)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(35.8)	(6.1)	5.0	—	—	—	(35.8)	(6.1)	5.0

Net income	(18.4)	(63.2)	(109.1)	(37.2)	(42.0)	(40.0)	(55.6)	(105.2)	(149.1)
Normalized EBITDA margin in %	20.9%	-5.0%	-15.2%	4.1%	-4.5%	-4.3%	15.3%	-4.7%	-9.9%

	Latin America - south
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	21.6	21.6	21.0	12.7	13.0	12.9	34.3	34.6	33.9

Net sales	4,336.5	3,301.7	2,848.6	1,550.4	1,187.2	1,008.6	5,886.9	4,488.9	3,857.2
Cost of sales	(1,283.3)	(1,011.7)	(880.4)	(912.7)	(729.1)	(619.8)	(2,196.0)	(1,740.8)	(1,500.2)
Gross profit	3,053.2	2,290.0	1,968.2	637.7	458.1	388.8	3,690.9	2,748.1	2,357.0
Sales and marketing expenses	(731.5)	(565.2)	(481.3)	(355.6)	(263.6)	(240.2)	(1,087.1)	(828.8)	(721.5)
Administrative expenses	(148.9)	(135.9)	(132.2)	(41.2)	(13.6)	(7.7)	(190.1)	(149.5)	(139.9)
Other operating income/(expenses)	9.6	(4.2)	(13.9)	(2.3)	6.3	—	7.3	2.1	(13.9)
Normalized income from operations (normalized EBIT)	2,182.4	1,584.7	1,340.8	238.6	187.2	140.9	2,421.0	1,771.9	1,481.7
Special items	—	(9.2)	(14.1)	—	—	—	—	(9.2)	(14.1)
Income from operations (EBIT)	2,182.4	1,575.5	1,326.7	238.6	187.2	140.9	2,421.0	1,762.7	1,467.6
Net finance cost	(84.2)	(99.0)	(97.2)	(27.3)	(0.7)	(0.4)	(111.5)	(99.7)	(97.6)
Share of result of associates	—	0.1	—	—	—	—	—	0.1	—
Income before income tax	2,098.2	1,476.6	1,229.5	211.3	186.5	140.5	2,309.5	1,663.1	1,370.0
Income tax expense	(659.2)	(478.1)	(404.5)	(2.2)	(1.9)	(2.2)	(661.4)	(480.0)	(406.7)

Net income	1,439.0	998.5	825.0	209.1	184.6	138.3	1,648.1	1,183.1	963.3

Normalized EBITDA	2,446.9	1,811.9	1,561.6	305.9	247.4	202.4	2,752.8	2,059.3	1,764.0
Special items	—	(9.2)	(14.1)	—	—	—	—	(9.2)	(14.1)
Depreciation, amortization and impairment	(264.5)	(227.2)	(220.8)	(67.3)	(60.2)	(61.5)	(331.8)	(287.4)	(282.3)
Net finance costs	(84.2)	(99.0)	(97.2)	(27.3)	(0.7)	(0.4)	(111.5)	(99.7)	(97.6)
Share of results of associates	—	0.1	—	—	—	—	—	0.1	—
Income tax expense	(659.2)	(478.1)	(404.5)	(2.2)	(1.9)	(2.2)	(661.4)	(480.0)	(406.7)

Net income	1,439.0	998.5	825.0	209.1	184.6	138.3	1,648.1	1,183.1	963.3

Normalized EBITDA margin in %	56.4%	54.9%	54.8%	19.7%	20.8%	20.1%	46.8%	45.9%	45.7%

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

	Canada
	2012		2011		2010
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total	Beer	Total
Volume	9.4	9.4	10.1	10.1	11.2	11.2
Net sales	4,030.8	4,030.8	3,505.4	3,505.4	3,665.6	3,665.6
Cost of sales	(1,145.0)	(1,145.0)	(1,046.4)	(1,046.4)	(1,154.9)	(1,154.9)
Gross profit	2,885.8	2,885.8	2,459.0	2,459.0	2,510.7	2,510.7
Sales and marketing expenses	(1,213.4)	(1,213.4)	(1,058.4)	(1,058.4)	(1,062.4)	(1,062.4)
Administrative expenses	(143.1)	(143.1)	(118.1)	(118.1)	(128.5)	(128.5)
Other operating income/(expenses)	16.0	16.0	9.3	9.3	1.5	1.5
Normalized income from operations (normalized EBIT)	1,545.3	1,545.3	1,291.8	1,291.8	1,321.3	1,321.3
Special items	—	—	(3.3)	(3.3)	(77.4)	(77.4)
Income from operations (EBIT)	1,545.3	1,545.3	1,288.5	1,288.5	1,243.9	1,243.9
Net finance cost	1.6	1.6	(82.3)	(82.3)	(47.5)	(47.5)
Share of result of associates	0.5	0.5	0.4	0.4	0.2	0.2
Income before income tax	1,547.4	1,547.4	1,206.6	1,206.6	1,196.6	1,196.6
Income tax expense	(478.2)	(478.2)	(421.7)	(421.7)	(201.8)	(201.8)

Net income	1,069.2	1,069.2	784.9	784.9	994.8	994.8
Normalized EBITDA	1,689.5	1,689.5	1,455.4	1,455.4	1,508.1	1,508.1
Special items	—	—	(3.3)	(3.3)	(77.4)	(77.4)
Depreciation, amortization and impairment	(144.2)	(144.2)	(163.6)	(163.6)	(186.8)	(186.8)
Net finance costs	1.6	1.6	(82.3)	(82.3)	(47.5)	(47.5)
Share of results of associates	0.5	0.5	0.4	0.4	0.2	0.2
Income tax expense	(478.2)	(478.2)	(421.7)	(421.7)	(201.8)	(201.8)

Net income	1,069.2	1,069.2	784.9	784.9	994.8	994.8
Normalized EBITDA margin in %	41.9%	41.9%	41.5%	41.5%	41.1%	41.1%

”

Form 20-F, Annex A

Differences Between the United States and the Brazilian Corporate Governance Practices, page A-84

22.	Please make clear the home country corporate governance requirements that you plan to rely upon based upon your status as a “foreign private issuer” under NYSE rules and include a related risk factor as necessary.

RESPONSE:

As my colleague Fernando Almeida discussed with Mr. Cory Jennings of the Staff on April 22, 2013, we have revised the risk factor relating to the foreign private issuer status of Newbev and Ambev in the Form F-4 and the Form 20-F, respectively, to explain some of the main Brazilian corporate governance requirements that differ from those typically applicable to U.S. companies and how these differences may affect investors.

We note that Item 6C of Ambev’s Form 20-F contains a detailed explanation of those differences and a reference to the exemption under the Securities Exchange Act of 1934 on which Ambev is relying to allow it to follow home country corporate governance standards in lieu of U.S. corporate governance standards.

The risk factor referred above has also been revised to include a cross reference to Item 6C of the Form 20-F.

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

As a result of the changes explained above, the referred risk factor now reads as follows on page A-28 of the revised Form F-4:

“Our status as a foreign private issuer allows us to follow local corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them.

We are a foreign private issuer, as defined by the SEC for purposes of the Exchange Act. As a result, we are exempt from most of the corporate governance requirements of stock exchanges located in the United States, as well as from rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

In addition, for so long as we remain as a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States. Accordingly, you will not be provided with some of the benefits or have the same protections afforded to shareholders of U.S. public companies. The corporate governance standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For example, although Rule 10A-3 under the Exchange Act generally requires that a company listed in the United States have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer we are relying on an exemption from this requirement under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002 that is available to us as a result of features of the Brazilian Corporation Law applicable to our Fiscal Council. In addition, we are not required under the Brazilian Corporation Law to, among other things:

•	have a majority of our Board of Directors be independent;

•

have a compensation committee, a nominating committee, or corporate governance committee of its Board of Directors (though we currently have a non-permanent Operations, Finance and Compensation Committee that is responsible for evaluating our compensation policies applicable to management);

•	have regularly scheduled executive sessions with only non-management directors (though none of our current directors hold management positions); or

•	have at least one executive session of solely independent directors each year.

For further information on the main differences in corporate governance standards in the United States and Brazil, see ‘Item 6C. Directors, Senior Management and Employees-Board Practices-Differences Between the United States and Brazilian Corporate Governance Practices.”

United States Securities and Exchange Commission

Mr. John Reynolds

May 21, 2013

Share Ownership, page A-87

23.	Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States.

RESPONSE:

In response to the Staff’s comments, we have revised this section of the Form 20-F to state the number and percentage of Ambev preferred and common shares held in the United States in the form of ADSs.

Exhibits

24.	Please file Exhibits 10.8 and 10.16 in their entirety, including all exhibits, schedules and/or attachments.

RESPONSE:

Upon further review and careful consideration by Ambev, Exhibits 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15 have been excluded as they relate to Ambev’s acquisition of Labatt in March 2004, which was fully consummated by August of that year. This transaction ceased to produce impacts to Ambev for a numbers of years now, and is not expected to have any material impact on this company going forward.

Upon further review and careful consideration by Ambev, Exhibit 10.16 has also been excluded because a conclusion was reached that this is a non-material ordinary course agreement.

25.	Please file an executed Exhibit 10.10.

RESPONSE:

As explained in our response above to comment 24 of the Staff, Exhibit 10.10 has been excluded.

We have attached hereto the Company’s written statement, as requested by the Staff in the Comment Letter. We appreciate in advance your time and attention to our response. Should you have any additional questions or comments, please feel free to call me at +1 212-351-4022.

Sincerely,

Kevin W. Kelley

KWK/FA

Enclosure.

cc:	Cory Jennings - Division of International Corporation Finance
Jamie Kessel - Division of Accounting
Nelson José Jamel - Chief Financial Officer